UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BSQUARE CORPORATION
(Name of Subject Company)

KONTRON MERGER SUB., INC.
(Offeror)

A Wholly Owned Subsidiary of

KONTRON AMERICA, INCORPORATED
(Offeror)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)

Philipp Schulz
President
Kontron Merger Sub., Inc.
Industriezeile 35
4020 Linz
Austria
+43 664 60191 1075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jay H. Knight
Taylor K. Wirth
Barnes & Thornburg LLP
827 19th Avenue South, Suite 930
Nashville, Tennessee 37203-3447
(615) 621-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Kontron Merger Sub., Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron”), for all of the outstanding shares of common stock, no par value per share (“Shares”), of Bsquare Corporation, a Washington corporation (“BSQR”), at a price of $1.90 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 24, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Merger Sub and Parent.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.          Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.          Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Bsquare Corporation
PO Box 59478
Renton, Washington 98058
(425) 519-5900

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.          Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Kontron, Parent and Merger Sub”)
SCHEDULE I — Information Relating to Kontron, Parent and Merger Sub

Item 4.          Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)

Item 6.          Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.          Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)
THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.          Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
THE TENDER OFFER — Section 8 (“Certain Information Concerning Kontron, Parent and Merger Sub”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)
SCHEDULE I — Information Relating to Kontron, Parent and Merger Sub

(b) Securities Transactions. None.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.          Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because: (i) the consideration offered consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) the Offer is for all outstanding securities of the subject class.

(b) Pro Forma Information. Not Applicable.

Item 11.          Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with BSQR”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for BSQR”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.          Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 24, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on October 24, 2023.

(a)(5)(A)
Joint Press Release issued by Kontron America, Incorporated and Bsquare Corporation on October 11, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Kontron Merger Sub., Inc. with the Securities and Exchange Commission on October 11, 2023).

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of October 11, 2023, by and among Bsquare Corporation, Kontron America, Incorporated and Kontron Merger Sub., Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

(d)(2)*	Confidentiality Agreement, effective June 12, 2023, by and between Bsquare Corporation and Kontron AG.

(d)(3)
Tender and Support Agreement, dated October 11, 2023, by and among Kontron America, Incorporated, Kontron Merger Sub., Inc., and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Bsquare Corporation with the Securities and Exchange Commission on October 11, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2023

KONTRON AMERICA, INCORPORATED

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	General Manager

KONTRON MERGER SUB., INC.

By:	/s/ Ted Christiansen
Name:	Ted Christiansen
Title:	Director and Secretary